UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

ABS LONG/SHORT STRATEGIES FUND

(Name of Subject Company (Issuer))

ABS LONG/SHORT STRATEGIES FUND

(Name of Filing Person(s) (Issuer))

Founders’ Shares

(Title of Class of Securities)

00385P 109

(CUSIP Number of Class of Securities)

Laurence K. Russian

ABS Investment Management LLC

537 Steamboat Road

Greenwich, Connecticut 06830

(203) 618-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

Copy to:

Thomas G. Sheehan

Practus, LLP

11300 Tomahawk Creek Pkwy, Ste 310

Leawood, KS 66211-2693

(240) 206-6027

October 27, 2022

(Date Tender Offer First Published,

Sent or Given to Security Holders)

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

X	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on October 27, 2022 by ABS Long/Short Strategies Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase up to $53,251,948 of its Founders’ Shares (“Shares”) in the Fund on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on October 27, 2022.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.    Shareholders of Shares of the Fund (“Shareholders”) that desired to tender their Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 P.M., Eastern Time, on November 28, 2022.

2.    As of November 28, 2022, six (6) Shareholders validly tendered their Shares and did not withdraw such tender prior to the expiration of the Offer. The validly tendered Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

3.    The net asset value of the Shares tendered pursuant to the Offer was calculated as of December 30, 2022 in the amount of $2,173,722.

4.    The six Shareholders whose tenders were accepted for purchase by the Fund, tendered their entire Shares in the Fund; therefore, the Fund paid to the Shareholders at least 95% of the Shareholders’ unaudited net asset value of the Shares tendered, less any early Withdrawal Charge relating to such Shares (the “Initial Payment”). The Initial Payment was wired to the account designated by each such Shareholder in its Letter of Transmittal on January 26, 2023. The Fund will pay the Shareholders a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the net asset value of the Shares tendered and purchased as of December 30, 2022 (as it may be adjusted based upon the next annual audit of the Fund’s financial statements) over (2) the Initial Payment. The Fund expects that the audit will be completed by the end of June 2023.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

ABS Long/Short Strategies Fund
By:	/s/ Laurence K. Russian
Name: Laurence K. Russian
Title: President and Chief Executive Officer

March 10, 2023

EXHIBIT INDEX

EXHIBITS

FILING FEES.	Calculation of Filing Fee Tables.